Exhibit 4.5
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of March 26, 2026, Daré Bioscience, Inc. (the "Company," "we," "our" and "us") had one class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”): common stock, $0.0001 par value per share (“common stock”).
General
The following is a brief description of the rights of our common stock. The description is qualified in its entirety by reference to, and should be read in conjunction with, our Restated Certificate of Incorporation (as amended, "Certificate"), our Third Amended and Restated By-laws (as amended, "Bylaws"), and the applicable provisions of the Delaware General Corporation Law (the "DGCL"). Our Certificate and Bylaws are filed as exhibits to our Annual Report on Form 10-K, which is filed with the U.S. Securities and Exchange Commission and is publicly available. We encourage you to read our Certificate, our Bylaws and the applicable provisions of the DGCL for additional information.
Authorized Capital
We are authorized to issue up to 240,000,000 shares of common stock and up to 5,000,000 shares of preferred stock, $0.01 par value per share (the “preferred stock”).
Preferred Stock
On January 23, 2026, we filed a Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware, which became effective upon filing. The Certificate of Designation designates 4,999,620 shares of our authorized preferred stock as Series A Convertible Preferred Stock (“Series A Preferred Stock”), which our board of directors has the right to issue without further action by our stockholders. As of March 26, 2026, 65,640 shares of our Series A Preferred Stock were outstanding. Our Series A Preferred Stock ranks, as to rights upon our liquidation, dissolution, or winding up, senior to our common stock. The liquidation preference for each share of our Series A Preferred Stock is $5.00 per share, subject to customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events affecting our Series A Preferred Stock. Except as required by law, the Series A Preferred Stock has no voting rights. For additional information regarding the powers, preferences and rights, and qualifications, limitations and restrictions of our Series A Preferred Stock, see Note 17, “Subsequent Events," to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
Assuming no change in the authorized number of shares of Series A Preferred Stock, our board of directors has the authority, without further action by our stockholders, to issue up to 380 additional shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the holders of our common stock. In addition, to the extent that any shares of Series A Preferred Stock previously designated under the Certificate of Designation are not issued, our board of directors may, subject to applicable law, redesignate such shares as a new or different series of preferred stock and establish the rights, preferences, privileges and restrictions of such series, any or all of which may be greater than the rights of the holders of our common stock.
Rights of Holders of our Common Stock
Dividend Rights. Subject to preferences that may apply to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights.
Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
No Preemptive Rights. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there is no redemption or sinking fund provision applicable to our common stock.
Anti-Takeover Effect Provisions
Certain provisions in our Certificate and in our Bylaws may have an anti-takeover effect, including:
Classified Board. We have a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the composition of a majority of our board of directors.
Number of Directors. The number of directors on our board of directors is established by our board of directors, which may delay the ability of stockholders to change the composition of a majority of our board of directors.
No Cumulative Voting. Our stockholders cannot cumulate their votes in the election of directors, which limits the ability of minority stockholders to elect director candidates.
Filling of Vacancies. Our board of directors have the exclusive right to elect a director to fill any vacancy or newly created directorship.
Removing Directors. A director may be removed only for cause and only by the affirmative vote of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors.
Prohibition on Written Consent. Our stockholders are prohibited from acting by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders.
Calling Special Meetings. Special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors or our chief executive officer, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.
Advance Notice Procedures. Stockholders must comply with the advance notice procedures in our Bylaws to nominate candidates to our board of directors and to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from soliciting proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us;
Supermajority Provisions. The affirmative vote of the holders of at least 75% of the votes which all the stockholders would be entitled to cast in any annual election of directors or class of directors is required to amend or repeal, or to adopt any provision inconsistent with, the provisions in our Certificate that relate to, among other matters, the classification of our board of directors, the number of our directors, the removal of our directors, the filling of vacancies on our board of directors, the prohibition on our stockholders to act by written consent, and the calling of special meetings of our stockholders.
Bylaw Amendments. Our board of directors, by majority vote, may amend, alter or repeal our Bylaws and may adopt new Bylaws. Our stockholders may not adopt, amend, alter or repeal our Bylaws
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or adopt any provision inconsistent therewith, unless such action is approved, in addition to any vote required by our Certificate, by the affirmative vote of holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors or class of directors, and the affirmative vote of holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors or class of directors is required to amend or repeal, or to adopt any provision inconsistent with, the foregoing. These provisions may inhibit the ability of an acquirer from amending our Certificate or our Bylaws to facilitate a hostile acquisition and may allow our board of directors to take additional actions to prevent a hostile acquisition.
Preferred Stock. Our board of directors can determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could significantly dilute the ownership of a hostile acquirer.
Additional Authorized Shares of Capital Stock. The shares of authorized common stock and preferred stock available for issuance under our Certificate could be issued at such times, under such circumstances, and with such terms as to impede a change in control.
In addition, we are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless: (i) before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock not owned by the interested stockholder.
The term "business combination" generally includes mergers or consolidations resulting in a financial benefit to the interested stockholder. The term "interested stockholder" generally means any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, who, together with affiliates and associates, owns (or owned within three years prior to the determination of interested stockholder status) 15% or more of the outstanding voting stock of the corporation.
Exclusive Forum
Our Bylaws provides that, unless we consent in writing to the selection of an alternative forum: (1) the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company, to the Company or its stockholders; (iii) any action or proceeding asserting a claim against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, the Certificate of Incorporation or our Bylaws (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or our Bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a
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claim against the Company or any director, officer or other employee of the Company, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; and (2) to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.
Our Bylaws also provide that if any action the subject matter of which is within the scope of clause (1) of the paragraph above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce clause (1) of the paragraph above (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Our Bylaws also provide that any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of the foregoing.
Dissenters' Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of the Company. Under the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
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